Filed by Nanometrics Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics Incorporated

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 25, 2006, by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent.

Investor Presentation June 2006

Introduction to Nanometrics

Who is Nanometrics?

A leading provider of integrated and stand-alone metrology and process control technology to the global semiconductor manufacturing industry

What sets NANO apart?

Compelling growth story

Outstanding market position

Executing on its plan

Industry Trends Driving NANO Growth

Consumer-driven siliconization

Flash, SOC

More complicated lithography

Drives overlay and OCD spending

New opportunities emerge for integrated metrology

e.g., track: AMAT-Screen JV

Energy applications driving next wave of materials

USJ and material engineering

Adoption of APC and DFM

Requires metrology feedback loop

Greater scale becomes a necessity

SOX, 123R….Enhanced channel

Acquisitions are Key to Nanometrics’ Growth

Acquired Soluris in March

$7 million cash purchase

Created immediate impact on NANO share of Overlay market

Announced proposed acquisition of Accent Optical in January

Stock deal valued at ~$60 million * Expect to close at mid-year

Accent receives 28% of NANO equity for 37% LTM revenue contribution Strong position in Overlay, plus additional $100M+ market opportunity Complementary technology, customers, regional strengths

* Based on 5 million shares and $10.9 million debt. The transaction is subject to approval of Nanometrics and Accent shareholders.

Who is Soluris?

IVS Division of NANO

Serving several markets

Silicon, MEMS, GaAs, Inkjet and bump

Robust technology

Overlay and CD measurement in the same recipe

High reliability, low COO solution

150+ systems in the field

Strong history and financials

20 years in the business; buyout of Schlumberger subsidiary

Based in Concord, MA

37 employees

$8-10M revenue run-rate

Who is Accent Optical?

Metrology company offering several technologies

Overlay metrology

Thin film metrology (film characterization, wafer mapping)

Optical CD

Defect detection

Serving diverse markets

Semiconductor photolithography process control

Bare wafers/substrates: SSi, SOI…

Wireless/HBLEDs

Impressive history and solid financials

25 years in the business; buyout of Bio-Rad unit

HQ in Bend, Oregon with R&D/Mfg in York, England

200+ employees

Healthy revenue run-rate and strong margins

Acquisitions Complement Nanometrics Products

Stand-Alone

Integrated

Core Products with Leading Market Share

Atlas/FLX

Transparent Film Thickness

9010/BOLTS

Dielectric CMP, CVD

New Products and Expanding Markets

Orion

Advanced Overlay Control

Atlas-M

Mask and Reticle Metrology

NanoOCD

Optical CD Measurement

9010 UDI

Defect Detection

Penetration into additional process steps:

Track, Etch, Metal CMP

Combination Provides Enhanced Channel

Nanometrics Accent Soluris

NANO Today: Outstanding Market Position

Only metrology company with solutions for both integrated and stand-alone solutions

Leveraged by acquisitions

Enhanced channel

Greater scale

Unique market strengths

Memory

Complex litho apps

Wireless/HBLED

MEMS

* Japan * Korea * Taiwan

* USA * Europe

* USA

Nanometrics Addresses Large and Growing Markets

Source: Dataquest

Market Size in $millions $1,200 $1,000 $800 $600 $400 $200 $0 $340 million $600 million $800 million

51% CAGR

22% CAGR

2003 2005 2009

Non-Metal Thin Film Metrology Integrated Metrology Mask Metrology

Overlay Metrology Macro Defect Inspection OCD/Profile Measurement

Accent acquisition expected to add an additional ~$100 million to SAM

Strong Position in Core Markets

Source: Dataquest

Non-Metal Thin Film Integrated

#1 KLAC #1 NANO

#2 NANO / TWAV #2 Nova

#4 RTEC

#5 Accent RTEC, TEL, KLAC <$5M

OCD Overlay

#1 KLAC #1 KLAC

#2 NANO #2 Nikon (exiting)

#3 TWAV #3 Accent

#4 NANO-IVS

Well Positioned in Overlay Market

Source: Company data

GaAs MEMS/Inkjet Silicon ICs

2” to 6” wafers

ASP $450-600k

Accent

Nano-IVS

4” to 8” wafers

ASP $450-600k

Accent Nano-IVS

Nano-IVS Accent

200mm – 120nm +

ASP $450-600k

300mm – 110nm and under

ASP $750k-$1.1M

KLAC

Accent Nano-Orion Hitachi

Wafer Size

Double Exposure for Mainstream IC Production

Source: Semiconductor International

Attractive option for extending 193nm lithography

Companies looking to double exposure as mainstream

Had been used only on most critical layers

Timing window may be realized sooner; Less costly than implementing new technologies

Compared to EUV, immersion

Double exposure increases metrology requirements

Requires 2x overlay improvement

Requires improved CD control

Double Exposure and Metrology

Primary path for minimum feature resolution:

2002 2004 2006 2008 Scanner 248nm 193nm 193nm Immersion Mask OPC/RET Phase Shift (PSM) Double Exposure

Mask Cost $ $$ $$$$

Overlay budget 15nm 12nm 10nm

Double Exposure is in addition to the previous technology

Increases overlay measurements per layer (up to 2x)

Need to align exposed layer to underlying layer and 2nd expose to 1st exposure

Additional error budget is used in the 2nd exposure

Burden on metrology can more than double in precision and capacity requirements

Triple layer overlayer techniques and targets are emerging to hold capacity flat

Illustration of evolving mask methods and double exposure:

Resulting Wafer Pattern:

Binary Mask Binary w/ OPC

240nm pitch 210nm pitch

PSM Mask

160nm pitch

PSM Mask w/ PSM 2nd Mask

1st Expose

2nd Expose

110nm pitch

Compound Semiconductor Opportunity

Accent Business $30M $20M $10M

ZnO SiC GaN FET HD-DVD laser UV-LED Green LED Blue LED DVD laser InP Opto GaAs Opto GaAs IC

1990

1992

1994

1996

1998

2000

2002 2004

2006

2008

2010

High Speed

GaAs ICs. CD lasers.

GaAs is

“The material of the future”

Internet

Dot Com Boom Opto, Wireless.

The InP era

Fashion

Blue LEDs In Handsets.

GaN emerges

Energy Efficiency

Handset PAs, LCD backlighting 4G RF base-stations, Hybrid cars Architectural Lighting, Ambient Lighting

GaN and SiC mature

What Sets Nanometrics Apart?

Compelling growth story

Outstanding market position

Executing on its plan

Be a consolidator

Improve the team

Create operating leverage

First Quarter 2006 Financials

GAAP Net I23R

Revenue $19.0 M $19.0 M

Gross Margin 44.9% 45.4%

Operating Expenses $10.2 M $9.4 M

Operating Loss ($1.7 M) ($0.8 M)

Net Loss ($1.3 M) ($0.5 M)

EPS ($0.10) ($0.04)

Cash and S-T Investments $33.5 M

Total Debt $2.2 M

Unique Product Mix, Regional Strengths

Sales by Geography Sales by Product

Taiwan Other 11% 4%

USA 34%

Korea 25%

Japan 26%

Stand-Alone 56%

Other 6%

Integrated 38%

2005

Q1 2006

Korea 30% *

Taiwan 3%

USA 42% *

Japan 23%

Stand-Alone 49%

Other 2%

Integrated 49%

* Adjusted to reflect $4.3 million of revenue shipped to US address of Korean customer

Improving Trend Toward Profitability

Quarterly Revenue ($M)

24 22 20 18 16 14 12 10

60% 50% 40% 30% 20% 10% 0% -10% -20% -30%

% of Revenue

Q1 ‘05 Q2 ‘05 Q3 ‘05 Q4 ‘05 Q1‘06 adj

Revenue Product GM Service GM Blended GM Operating Margin

Significant Operating Leverage in the Model

GAAP Non-GAAP

2005 Q106 Target Cash Basis*

Product Gross Margin 52% 50% 58% 60%

Service Gross Margin (12%) 15% 19% 20%

Blended Gross Margin 43% 45% 53% 55%

SG&A 32% 40% 27% 23%

R&D 18% 13% 13% 12%

Operating Margin (7%) (9%) 13% 20%

* Excludes non-cash expenses from amortization of intangibles and equity-based compensation.

Final Thoughts

Several growth drivers in the business

Memory + 300mm spending

Acquisitions

Market share gains

Integrated adoption

New markets (overlay, track, wireless/HBLED, etc)

A new Nanometrics

Consolidator

Enhanced channel

Improved team

Driving operating leverage

Additional Information and Where to Find It

In connection with the planned merger (the “Merger”) between Nanometrics, Inc.

(“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and between Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent, Nanometrics and Accent filed a joint proxy statement/prospectus on April 6, 2006. The proxy statement/prospectus includes a resolution for Nanometrics shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. The proxy statement/prospectus also includes a resolution for Accent stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics once it is finalized. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED

MERGER WHEN IT IS FINALIZED BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission (“SEC”) by Nanometrics and Accent. Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Additional Information and Where to Find It

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in the joint proxy statement/prospectus. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger is included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.